Mail Stop 3561


									February 10, 2006




Mr. Paul M. Montrone
Chief Executive Officer
Fisher Scientific International Inc.
Liberty Lane
Hampton, New Hampshire 03842


		RE:	Fisher Scientific International Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
			File No.  1-10920

Dear Mr. Montrone:

		We have reviewed your responses in your letter dated February 2, 2006 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Notes to Consolidated Financial Statements



Note 2.  Summary of Significant Accounting Policies, page 46

Accounts Payable, page 48

1. We read your response to comment 2 in our letter dated January
19,
2006. In future filings, to the extent material, please ensure your disclosure adequately describes the nature of the credits you have reclassified out of cash and cash equivalents to accounts payable similar to what you disclosed to us in your supplemental responses.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
??

??

??

??

Mr. Paul M. Montrone
Fisher Scientific International Inc.
February 10, 2006
Page 2